

March 23, 2015

Slav Serghei
President
Tapioca Corp.
Lasi, Vasile Lupu nr. 83, bl. D1, sc. B, Suite 37
Romania

> **Re:**   **Tapioca Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 9, 2015**
> **File No. 333-201037**

Dear Mr. Slav:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 16, 2015 letter.

General

1. We note your revisions to your Management's Discussion and Analysis or Plan of Operation in response to comment 3. Please revise your Prospectus Summary to disclose your shell company status.

2. We note your response to comment 4 in our letter dated January 16, 2015. However, some of the financial data presented in your filing is not consistently ordered. For example, your disclosures under Use of Proceeds on page 15 reads from left to right beginning with the 25 percent offering scenario while your disclosure under Dilution on page 16 reads from left to right beginning with the 100 percent offering scenario. As previously requested, please revise the financial statements and other financial data presented in the filing to be presented in in the same chronological order throughout the filing. Please refer to SAB Topic 11.E.

Summary Financial Information, page 6

3. We note your response to comment 9 in our letter dated January 16, 2015. However, the amount presented as net loss per share for the period from inception to October 31, 2014 still does not agree with the similarly titled amount presented in your financial statements. Please revise or explain to us why you believe no such revision is necessary.

Use of Proceeds, page 14

4. We note your responses to comments 14 and 15 and your revised disclosures. However, it is unclear how the costs of operating the tea stand you already own are included in your anticipated use of proceeds. Specifically, please tell us whether you will use the proceeds of this offering to pay costs, including lease costs, associated with operating the tea stand you currently own. If not, please explain the anticipated source(s) of funds, which will be used to operate the tea stand you currently own. If you will use offering proceeds to fund such costs, it appears you should revise your disclosures to include the costs associated with operating your initial tea stand as a use of proceeds. Please revise or tell us why you believe no revision is necessary.

Dilution, page 16

5. We note your response to comment 16. Please revise the net tangible book value before the offering to be a positive number rather than a negative number. Please also revise the increase per common share attributable to new investors under the $100,000 offering scenario to correct the apparent typographical error.

Management's Discussion and Analysis or Plan of Operation

12 Month Plan of Operation, page 19

6. We note your disclosure that your mobile kiosk stand in Magurele is not operational and is under renovation, and that your permit application is pending. Please clarify how you have generated revenues from operations and revise your disclosure accordingly. In this regard, we note your disclosure on page 34.

If $75,000 Raised, page 23

7. We note your response to comment 18 and your revised disclosures. Please tell us and disclose the source of anticipated funding for your current lease, which has a cost of $6,000 per year. If the costs associated with this lease will be paid with proceeds from this offering, it appears that such costs should be listed as a use of proceeds under each of the various offering scenarios and discussed in your plan of operations disclosures. If not, you should identify the anticipated source of funding for these costs. Please revise as appropriate, or explain to us why you believe no revision is required.

Description of Business, page 30

12. Leases, page 35

8. We have reviewed your response to comment 15. However, we also note from Exhibit 10.1 that your current lease is at a cost of $6,000 for the first year of the lease term, which begins on March 1, 2015. Please further revise your disclosure throughout your registration statement to include the actual lease costs for the first year of your lease term.

Certain Relationships and Related Transactions, page 39

9. We have reviewed your responses to comments 27 and 28. While we note several revisions in other sections of your prospectus, it appears that no revisions were made to this section. Please revise your disclosures, here and elsewhere in your prospectus, to describe the material terms of any loans from your sole director and executive officer, including but not limited to the outstanding balance and the disbursement date. Please see Item 404 of Regulation S-K.

Financial Statements, page 46

10. We note your statement that your financial statements for the period ended January 31, 2015 have been audited by your independent accountant. However, your financial statements for the period ended January 31, 2015 are unaudited interim financial statements for which no auditor's report has been provided. Please revise your disclosure as appropriate or explain to us why you believe no revision is required.

Financial Statements for the Interim Period Ended January 31, 2015, page F-11

Note 3 – Summary of Significant Accounting Policies, page F-15

11. We note your disclosure that you have not early adopted ASU 2014-10 (ASC 915) and that accordingly you have presented the additional disclosures, which were required prior to the issuance of this new guidance. However, we note that you have not provided the cumulative from inception disclosures previously required for development stage entities. Please either revise your disclosures or your financial statements as appropriate, or tell us why you believe no revision is required.

Note 7 – Income Taxes, page F-18

12. Please revise your income tax footnote to show income taxes for the interim period ended January 31, 2015 rather than for the period ended October 31, 2014 or tell us why you believe no revision is required.

Signature Page, page II-5

    13. Please revise your signature page to conform to the language on Form S-1.

Exhibit 23.1 Consent of Independent Registered Accountant

    14. We note your response to comment 34. We note that your independent accountant's consent still consents to the use of their reports dated November 4, 2014. However, we note that there is only one independent accountant's report included in your filing and it is dated November 26, 2014. In the next amendment to your registration statement, please include an updated consent of your independent accountant, which revises the date of the independent accountants report to be consistent with the date of such report included in your filing. If you believe no revision to the date of the report referred to in your independent accountant's consent is required, please explain and revise your filing as appropriate.

    You may contact Sondra Snyder, Staff Accountant, at 202.551.3332 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Liz Walsh, Staff Attorney, at 202.551.3696, or me at 202.551.3720 with any other questions.

                               Sincerely,

                               /s/ Elizabeth C. Walsh for

                               Mara Ransom
                               Assistant Director

cc: Matthew McMurdo